Exhibit 99.12
Standalone

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (‘the Company’) as at 30 June 2010, the Profit and Loss Account and the Cash Flow Statement of the Company for the quarter ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;
(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;
(d)
in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards prescribed by the Companies (Accounting Standards) Rules, 2006, to the extent applicable; and

(e)
in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

	(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 30 June 2010;
	(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the quarter ended on that date; and
	(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the quarter ended on that date.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajan Ramkrishna
Partner
Membership number: 32815

Bangalore
13 July 2010

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	Schedule	June 30, 2010	March 31, 2010
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	287	287
Reserves and surplus	2	23,184	21,749
		23,471	22,036
DEFERRED TAX LIABILITIES	5	232	232
		23,703	22,268
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		6,623	6,357
Less: Accumulated depreciation and amortization		2,755	2,578
Net book value		3,868	3,779
Add: Capital work-in-progress		295	409
		4,163	4,188
INVESTMENTS	4	3,032	4,626
DEFERRED TAX ASSETS	5	367	313
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,570	3,244
Cash and bank balances	7	11,490	9,797
Loans and advances	8	4,266	3,898
		19,326	16,939
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,892	1,763
Provisions	10	1,293	2,035
NET CURRENT ASSETS		16,141	13,141
		23,703	22,268
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note: The schedules referred to above are an integral part of the Balance Sheet.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	K. Dinesh Director	T. V. Mohandas Pai Director

Bangalore July 13, 2010	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	K. Parvatheesam Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss account for the quarter ended June 30,	Schedule	2010	2009
Income from software services and products		5,758	5,104
Software development expenses	11	3,282	2,770
GROSS PROFIT		2,476	2,334
Selling and marketing expenses	12	273	215
General and administration expenses	13	341	346
		614	561
OPERATING PROFIT BEFORE DEPRECIATION		1,862	1,773
Depreciation		180	201
OPERATING PROFIT		1,682	1,572
Other income, net	14	237	265
NET PROFIT BEFORE TAX		1,919	1,837
Provision for taxation (refer to note 23.2.11)	15	488	373
NET PROFIT AFTER TAX		1,431	1,464
Balance Brought Forward		13,806	10,305
		13,806	10,305
Balance in profit and loss account		15,237	11,769
AMOUNT AVAILABLE FOR APPROPRIATION		15,237	11,769
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Basic		24.93	25.56
Diluted		24.92	25.52
Number of shares used in computing earnings per share *
Basic		57,38,69,667	57,29,48,830
Diluted		57,41,66,171	57,36,51,675
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note: The schedules referred to above are an integral part of the Profit and Loss account.

* Refer to note 23.2.19

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	K. Dinesh Director	T. V. Mohandas Pai Director

Bangalore July 13, 2010	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	K. Parvatheesam Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Cash Flow statement for the quarter ended June 30,	Schedule	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		1,919	1,837
Adjustments to reconcile net profit before tax to cash provided by operating activities
Depreciation		180	201
Interest and dividend income		(243)	(228)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(8)	(9)
Changes in current assets and liabilities
Sundry debtors		(326)	222
Loans and advances	16	(438)	(178)
Current liabilities and provisions	17	174	30
		1,258	1,875
Income taxes paid	18	(203)	(292)
NET CASH GENERATED BY OPERATING ACTIVITIES		1,055	1,583
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(185)	(122)
Investments in subsidiaries	20 (a)	–	(50)
Investment/(Disposal) of other securities	20 (b)	1,594	(1,152)
Interest and dividend received	21	220	226
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		1,629	(1,098)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		4	18
Dividends paid including residual dividend		(860)	(770)
Dividend tax paid		(143)	–
NET CASH USED IN FINANCING ACTIVITIES		(999)	(752)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		8	9
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,693	(258)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		11,297	10,289
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	12,990	10,031
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

Note: The schedules referred to above are an integral part of the Cash Flow statement.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	K. Dinesh Director	T. V. Mohandas Pai Director

Bangalore July 13, 2010	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	K. Parvatheesam Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
	Schedules to the Balance Sheet as at	June 30, 2010	March 31, 2010
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	287	287
	57,39,01,101 (57,38,25,192) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
		287	287
	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 23.2.10 and also refer to note 23.2.19 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	54	6
	Add: Transferred from Profit and Loss account	–	48
		54	54
	Share premium account - Opening balance	3,022	2,925
	Add: Receipts on exercise of employee stock options	4	87
	Income tax benefit arising from exercise of stock options	–	10
		3,026	3,022
	General reserve - Opening balance	4,867	4,287
	Add: Transferred from Profit and Loss account	–	580
		4,867	4,867
	Balance in Profit and Loss account	15,237	13,806
		23,184	21,749

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Balance Sheet

3 FIXED ASSETS

in Rs. crore except as otherwise stated
Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2010	Additions during the period	Deductions / Retirement during the period	As at June 30, 2010	As at April 1, 2010	For the period	Deductions during the period	As at June 30, 2010	As at June 30, 2010	As at March 31, 2010
Land : Free-hold	178	88	–	266	–	–	–	–	266	178
Leasehold	138	–	–	138	–	–	–	–	138	138
Buildings * #	3,209	100	–	3,309	737	54	–	791	2,518	2,472
Plant and machinery #	1,149	35	–	1,184	597	54	–	651	533	552
Computer equipment #	1,037	31	3	1,065	882	43	3	922	143	155
Furniture and fixtures #	629	15	–	644	347	29	–	376	268	282
Vehicles	5	–	–	5	3	–	–	3	2	2
Intellectual property right	12	–	–	12	12	–	–	12	–	–
	6,357	269	3	6,623	2,578	180	3	2,755	3,868	3,779
Previous year	5,986	787	416	6,357	2,187	807	416	2,578	3,779
Notes: * Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
# Includes certain assets provided on operating lease to Infosys BPO, a subsidiary. Refer to note 23.2.6 for details

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
	Schedules to the Balance Sheet as at	June 30, 2010	March 31, 2010
4	INVESTMENTS *
	Long- term investments– at cost
	Trade (unquoted)
	Other investments	6	6
	Less: Provision for investments	2	2
		4	4
	Non-trade (unquoted)
	Subsidiaries
	Infosys BPO Limited **
	3,38,22,319 (3,38,22,319) equity shares of Rs. 10/- each, fully paid	659	659
	Infosys Technologies (China) Co. Limited	65	65
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	5,50,00,000 (5,50,00,000) common stock of USD 1.00 par value, fully paid	243	243
	Infosys Technologies, S. De R.L. De C.V., Mexico	40	40
	Infosys Technologies Sweden AB
	1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
	Infosys Technologies DO Brasil LTDA
	1,07,16,997 (1,07,16,997) shares of BRL 1.00 par value, fully paid	28	28
	Infosys Public Services, Inc
	1,00,00,000 (1,00,00,000) common stock of USD 0.50 par value, fully paid	24	24
		1,125	1,125
	Current investments – at the lower of cost and fair value
	Non-trade (unquoted)
	Liquid mutual fund units	109	2,317
	Certificates of deposit	1,794	1,180
		1,903	3,497
		3,032	4,626
	Aggregate amount of unquoted investments	3,032	4,626
	* Refer to note 23.2.15 for details of investments
	** Investments include 11,26,875 (13,36,331) options of Infosys BPO
5	DEFERRED TAXES
	Deferred tax assets
	Fixed assets	212	201
	Sundry debtors	28	28
	Other assets	127	84
		367	313
	Deferred tax liabilities
	Branch profit tax	232	232
		232	232
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	Considered doubtful	86	79
	Other debts
	Unsecured
	Considered good**	3,570	3,244
	Considered doubtful	26	21
		3,682	3,344
	Less: Provision for doubtful debts	112	100
		3,570	3,244
	* Includes dues from companies where directors are interested	1	11
	** Includes dues from subsidiaries (refer to note 23.2.7)	62	56
7	CASH AND BANK BALANCES*
	Cash on hand	–	–
	Balances with scheduled banks
	In current accounts **	92	153
	In deposit accounts	11,008	8,868
	Balances with non-scheduled banks
	In current accounts	390	776
		11,490	9,797
	* Refer to note 23.2.12 for details of balances with scheduled and non-scheduled banks
	** Includes balance in unclaimed dividend account (refer to note 23.2.23.a)	3	2
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 23.2.7)	47	46
	Advances
	Prepaid expenses	56	25
	For supply of goods and rendering of services	7	5
	Advance to gratuity trust	55	2
	Withholding and other taxes receivable	370	321
	Others	8	13
		543	412
	Unbilled revenues	990	789
	Advance income taxes	549	641
	Interest accrued but not due	37	14
	Loans and advances to employees
	Housing and other loans	37	38
	Salary advances	93	62
	Electricity and other deposits	72	60
	Rental deposits	14	13
	Deposits with financial institutions (refer to note 23.2.13)	1,931	1,781
	Mark-to-market gain on forward and options contracts	–	88
		4,266	3,898
	Unsecured, considered doubtful
	Loans and advances to employees	2	2
		4,268	3,900
	Less: Provision for doubtful loans and advances to employees	2	2
		4,266	3,898
9	CURRENT LIABILITIES
	Sundry creditors
	Goods and services *	103	96
	Accrued salaries and benefits
	Salaries	43	25
	Bonus and incentives	391	421
	For other liabilities
	Provision for expenses	397	375
	Retention monies	36	66
	Withholding and other taxes payable	297	235
	Mark-to-market loss on forward and options contracts	17	–
	Gratuity obligation - unamortised amount relating to plan amendment	25	26
	Others **	8	8
		1,317	1,252
	Advances received from clients	16	7
	Unearned revenue	556	502
	Unclaimed dividend	3	2
		1,892	1,763
	* Includes dues to subsidiaries (refer to note 23.2.7)	101	95
	** Includes deposits received from subsidiary (refer to note 23.2.7)	7	7
10	PROVISIONS
	Proposed dividend	–	861
	Provision for
	Tax on dividend	–	143
	Income taxes *	966	719
	Unavailed leave	252	239
	Post-sales client support and warranties **	75	73
		1,293	2,035
	* Refer to note 23.2.11
	** Refer to note 23.2.20

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
	Schedules to Profit and Loss account for the quarter ended June 30,	2010	2009
11	SOFTWARE DEVELOPMENT EXPENSES

	Salaries and bonus including overseas staff expenses	2,434	2,149
	Overseas group health insurance	39	35
	Contribution to provident and other funds	68	59
	Staff welfare	8	7
	Technical sub-contractors - subsidiaries	366	241
	Technical sub-contractors - others	86	55
	Overseas travel expenses	94	77
	Visa charges and others	72	19
	Software packages
	For own use	68	89
	For service delivery to clients	17	11
	Communication expenses	10	13
	Computer maintenance	7	5
	Consumables	6	5
	Rent	5	7
	Provision for post-sales client support and warranties	2	(2)
		3,282	2,770
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	213	171
	Overseas group health insurance	1	1
	Contribution to provident and other funds	1	1
	Overseas travel expenses	23	15
	Traveling and conveyance	1	1
	Commission charges	2	2
	Brand building	15	12
	Professional charges	6	4
	Rent	3	3
	Marketing expenses	4	2
	Telephone charges	4	3
		273	215
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	90	79
	Contribution to provident and other funds	5	4
	Professional charges	53	64
	Telephone charges	25	28
	Power and fuel	37	31
	Traveling and conveyance	16	13
	Overseas travel expenses	3	2
	Office maintenance	43	33
	Guest house maintenance	1	1
	Insurance charges	6	7
	Printing and stationery	2	3
	Donations	1	20
	Rent	7	7
	Advertisements	2	–
	Repairs to building	8	9
	Repairs to plant and machinery	7	7
	Rates and taxes	8	6
	Professional membership and seminar participation fees	2	2
	Postage and courier	3	3
	Books and periodicals	1	1
	Provision for bad and doubtful debts	15	19
	Commission to non-whole time directors	1	2
	Research grants	5	5
		341	346
14	OTHER INCOME, NET
	Interest received on deposits with banks and others *	226	218
	Dividend received on investment in liquid mutual fund units (non-trade unquoted)	17	10
	Miscellaneous income, net **	7	5
	Gains / (losses) on foreign currency, net	(13)	32
		237	265
	* includes tax deducted at source	18	48
	** refer to note 23.2.6 and 23.2.14
15	PROVISION FOR TAXATION
	Income taxes*	542	381
	Deferred taxes	(54)	(8)
		488	373
	* Refer to note 23.2.11

INFOSYS TECHNOLOGIES LIMITED
in Rs. crore, except as otherwise stated
	Schedules to Cash Flow statements for the quarter ended June 30,	2010	2009
16	CHANGE IN LOANS AND ADVANCES
	As per the balance sheet *	4,266	3,356
	Less: Gratuity obligation - unamortised amount relating to plan amendment**	25	28
	Deposits with financial institutions included in cash and cash equivalents***	1,500	1,250
	Interest accrued but not due	37	3
	MAT credit entitlement	–	262
	Advance income taxes	549	281
		2,155	1,532
	Less: Opening balance considered	1,717	1,354
		438	178
	* includes loans to subsidiary and net of gratuity transitional liability
	** refer to note 23.2.21
	*** Excludes restricted deposits held with LIC of Rs. 431 crore (Rs. 253 crore) for funding leave liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the balance sheet	3,185	2,677
	Less: Unclaimed dividend	3	5
	Retention money	36	64
	Gratuity obligation - unamortised amount relating to plan amendment	25	28
	Provisions separately considered in Cash Flow statement
	Income taxes	966	677
	Proposed dividend	–	–
	Tax on dividend	–	131
		2,155	1,772
	Less: Opening balance considered	2,047	1,795
	Less: Opening balance of retention money	66	53
		174	30
18	INCOME TAXES PAID
	Charge as per the profit and loss account	488	373
	Add/(Less) : Increase/(Decrease) in advance income taxes	(92)	13
	Increase/(Decrease) in deferred taxes	54	8
	Increase/(Decrease) in MAT credit entitlement	–	–
	(Increase)/Decrease in income tax provision	(247)	(102)
		203	292
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the balance sheet	269	237
	Less: Opening capital work-in-progress	409	615
	Add: Closing capital work-in-progress	295	511
	Add: Opening retention money	66	53
	Less: Closing retention money	36	64
		185	122
20 (a)	INVESTMENTS IN SUBSIDIARIES *
	As per the balance sheet	1,125	1,055
	Less: Opening balance considered	1,125	1,005
		–	50
	* Refer to note 23.2.15 for investment made in subsidiaries
20 (b)	INVESTMENT/(DISPOSAL) OF SECURITIES *
	Opening balance considered	3,497	–
	Less: Closing as per the balance sheet	1,903	1,152
		1,594	(1,152)
	* Refer to note 23.2.15 for investment and redemptions
21	INTEREST AND DIVIDEND RECEIVED
	Interest and dividend income as per profit and loss account	243	228
	Add: Opening interest accrued but not due	14	1
	Less: Closing interest accrued but not due	37	3
		220	226
22	CASH AND CASH EQUIVALENTS AT THE END
	As per the balance sheet	11,490	8,781
	Add: Deposits with financial institutions (excluding interest accrued and not due)*	1,500	1,250
		12,990	10,031
	* Excludes restricted deposits held with LIC of Rs. 431 crore (Rs. 253 crore) for funding leave liability (refer to note 23.2.23b)

Schedules to the Financial Statements for the quarter ended June 30, 2010

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting Inc. ('Infosys Consulting'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil') and Infosys Public Services, Inc, USA ('Infosys Public Services') is a leading global technology services corporation. The Company provides end-to-end business solutions that leverage cutting-edge technology, thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software lifecycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1. Significant accounting policies

23.1.1. Basis of preparation of financial statements

These interim financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). These financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2010. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

These financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of financial statements as laid down under the Accounting Standard (AS) 25, 'Interim Financial Reporting'.

23.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

23.1.3.Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Profit and Loss account.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

23.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

23.1.4.a.Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

23.1.4.b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

23.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

23.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

23.1.7. Retirement benefits to employees

23.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Profit and Loss account in the period in which they arise.

23.1.7.b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. Until March 2005, the Company made contributions under the Plan to the Infosys Technologies Limited Employees’ Superannuation Fund Trust ('the Superannuation Trust'). The Company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Superannuation Trust.

23.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

23.1.7.d. Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

23.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

23.1.9. Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

23.1.10. Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the profit or loss account. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Profit and Loss account. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Profit and Loss account at each reporting date.

23.1.11. Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to Profit and Loss account are credited to the share premium account.

23.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

23.1.13. Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

23.1.15. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

23.1.16. Leases

Lease under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the profit and loss account over the lease term.

23.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 23.3. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous period figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

23.2.1. Aggregate expenses

The aggregate amounts incurred on expenses are as follows :

in Rs. crore
	Quarter ended June 30,
	2010	2009
Salaries and bonus including overseas staff expenses	2,737	2,399
Contribution to provident and other funds	74	64
Staff welfare	8	7
Overseas group health insurance	40	36
Overseas travel expenses	120	94
Visa charges and others	72	19
Travelling and conveyance	17	14
Technical sub-contractors - subsidiaries	366	241
Technical sub-contractors - others	86	55
Software packages
For own use	68	89
For service delivery to clients	17	11
Professional charges	59	68
Telephone charges	29	31
Communication expenses	10	13
Power and fuel	37	31
Office maintenance	43	33
Guest house maintenance	1	1
Commission charges	2	2
Brand building	15	12
Rent	15	17
Insurance charges	6	7
Computer maintenance	7	5
Printing and stationery	2	3
Consumables	6	5
Donations	1	20
Advertisements	2	–
Marketing expenses	4	2
Repairs to building	8	9
Repairs to plant and machinery	7	7
Rates and taxes	8	6
Professional membership and seminar participation fees	2	2
Postage and courier	3	3
Provision for post-sales client support and warranties	2	(2)
Books and periodicals	1	1
Provision for bad and doubtful debts	15	19
Commission to non-whole time directors	1	2
Research grants	5	5
	3,896	3,331

23.2.2. Capital commitments and contingent liabilities

in Rs. crore
			As at
Particulars			June 30, 2010	March 31, 2010
Estimated amount of unexecuted capital contracts
(net of advances and deposits)			356	267
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others			3	3
Claims against the Company, not acknowledged as debts*			28	28
[Net of amount paid to statutory authorities Rs. 241 crore (Rs. 241 crore)]
	in million	in Rs. crore	in million	in Rs. crore
Forward contracts outstanding
In USD	348	1,616	228	1,024
In Euro	30	171	16	97
In GBP	12	84	7	48
In AUD	25	99	3	12
Options contracts outstanding
In USD	195	906	200	898

* Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 214 crore (Rs. 214 crore), including interest of Rs. 39 crore (Rs. 39 crore) upon completion of their tax review for fiscal 2005 and fiscal 2006. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2005 and fiscal 2006 is pending before the Commissioner of Income tax (Appeals) Bangalore.

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is Nil. (Rs. 891 crore as at March 31, 2010).

23.2.3. Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. crore
Particulars	Quarter ended June 30,
	2010	2009
Capital goods	29	21
Software packages	–	1
	29	22

23.2.5. Activity in foreign currency

in Rs. crore
Particulars	Quarter ended June 30,
	2010	2009
Earnings in foreign currency (on receipts basis)
Income from software services and products	5,371	5,268
Interest received from banks and others	–	2
Expenditure in foreign currency (on payments basis)
Travel expenses (including visa charges)	152	92
Professional charges	35	27
Technical sub-contractors - subsidiaries	366	241
Overseas salaries and incentives	1,600	1,396
Other expenditure incurred overseas for software development	227	79
Net earnings in foreign currency	2,991	3,435

23.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the quarter ended June 30, 2010 and June 30, 2009, and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:
in Rs. crore
Particulars	Quarter ended June 30,
	2010	2009

Lease rentals recognized during the period	15	17

in Rs. crore
Lease obligations payable	As at
	June 30, 2010	March 31, 2010
Within one year of the balance sheet date	48	48
Due in a period between one year and five years	146	149
Due after five years	18	24

The operating lease arrangements, are renewable on a periodic basis and extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of these lease agreements have price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at June 30, 2010 and March 31, 2010 are as follows in Rs. crore
Particulars	Cost	Accumulated depreciation	Net book value
Buildings	59	22	37
	59	21	38
Plant and machinery	18	16	2
	18	15	3
Computer equipment	1	1	–
	1	1	–
Furniture and fixtures	3	2	1
	3	2	1
Total	81	41	40
	81	39	42

The aggregate depreciation charged on the above assets during the quarter ended June 30, 2010 amounted to Rs. 2 crore. (Rs. 2 crore for the quarter ended June 30, 2009, respectively).

The rental income from Infosys BPO for the quarter ended June 30, 2010 amounted to Rs. 4 crore. (Rs. 4 crore for the quarter ended June 30, 2009, respectively.)

23.2.7. Related party transactions

List of related parties:

Name of subsidiaries	Country	Holding, as at
		June 30, 2010	March 31, 2010
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting *	USA	100%	100%
Infosys Mexico **	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Brasil ***	Brazil	100%	100%
Infosys Public Services, Inc. ****	USA	100%	100%
Infosys BPO s. r. o *****	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o *****	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited *****	Thailand	99.98%	99.98%
Mainstream Software Pty Limited ******	Australia	100%	100%
Infosys Consulting India Limited *******	India	100%	100%
McCamish Systems LLC *****,********	USA	99.98%	99.98%

*	During the year ended March 31, 2010 the Company made an additional investment of Rs. 50 crore (USD 10 million) in Infosys Consulting, which is a wholly owned subsidiary. As of June 30, 2010 and March 31, 2010, the Company has invested an aggregate of Rs. 243 crore (USD 55 million) in the subsidiary.
**	During the year ended March 31, 2010 the Company made an additional investment of Rs.18 crore (Mexican Peso 50 million) in Infosys Mexico, which is a wholly owned subsidiary. As of June 30, 2010 and March 31, 2010, the Company has invested an aggregate of Rs. 40 crore (Mexican Peso 110 million) in the subsidiary.
***	During the year ended March 31, 2010 the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA. As of June 30, 2010 and March 31, 2010 the Company has invested an aggregate of Rs. 28 crore (BRL 11 million) in the subsidiary.
****	During the year ended March 31, 2010, the Company incorporated wholly-owned subsidiary, Infosys Public Services, Inc. As of June 30, 2010 and March 31, 2010 the Company has invested an aggregate of Rs. 24 crore (USD 5 million) in the subsidiary.
*****	Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly owned subsidiaries of Infosys BPO.
******	Mainstream Software Pty Limited is a wholly owned subsidiary of Infosys Australia.
*******	During the year ended March 31, 2010, Infosys Consulting incorporated wholly-owned subsidiary, Infosys Consulting India Limited. As of June 30, 2010 and March 31, 2010 Infosys Consulting has invested an aggregate of Rs. 1 crore in the subsidiary.
********	During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs. 173 crore and a contingent consideration of Rs. 67 crore. The acquisition was accounted as a business combination which resulted in goodwill of Rs. 227 crore.

Infosys guarantees the performance of certain contracts entered into by its subsidiaries

The details of amounts due to or due from as at June 30, 2010 and March 31, 2010 are as follows:
in Rs. crore
Particulars	As at
	June 30, 2010	March 31, 2010
Loans and advances
Infosys China	47	46
Sundry debtors
Infosys China	26	19
Infosys Australia	6	7
Infosys Mexico	1	1
Infosys Consulting	17	26
Infosys Brazil	3	1
Infosys BPO (Including subsidiaries)	9	2
Sundry creditors
Infosys China	17	18
Infosys Australia	37	20
Infosys BPO (Including subsidiaries)	16	7
Infosys Brazil	3	–
Infosys Consulting	20	43
Infosys Consulting India	1	1
Infosys Mexico	6	5
Infosys Sweden	1	1
Deposit taken for shared services
Infosys BPO	7	7

The details of the related party transactions entered into by the company and maximum dues from subsidiaries, in addition to the lease commitments described in note 23.2.6, for the quarter ended June 30, 2010 and June 30, 2009 are as follows:
in Rs. crore
Particulars	Quarter ended June 30,
	2010	2009
Capital transactions:

Financing transactions
Infosys Consulting	–	50

Loans/Advances
	–	–

Revenue transactions:
Purchase of services
Infosys Australia	178	135
Infosys China	52	28
Infosys Consulting	116	67
Infosys BPO (Including subsidiaries)	3	1
Infosys Sweden	3	1
Infosys Mexico	13	9
Infosys Brazil	1	–

Purchase of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	22	19

Interest income
Infosys China	1	1

Sale of services
Infosys Australia	9	7
Infosys China	2	–
Infosys BPO (Including subsidiaries)	8	–
Infosys Consulting	11	1

Sale of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	24	15
Infosys Consulting	1	1

Maximum balances of loans and advances
Infosys BPO (Including subsidiaries)	–	4
Infosys Australia	45	38
Infosys China	47	51
Infosys Mexico	–	3
Infosys Consulting	30	18

During the quarter ended June 30, 2010, an amount of Nil (Rs. 20 crore for the quarter ended June 30, 2009) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the quarter ended June 30, 2010, an amount of Rs. 5 crore (Rs. 5 crore for the quarter ended June 30, 2009) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

23.2.8.Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to key management personnel during the quarter ended June 30, 2010 and June 30, 2009 have been detailed in Schedule 23.4.

23.2.9. Research and development expenditure

in Rs. crore
Particulars	Quarter ended June 30,
	2010	2009
Capital	–	2
Revenue	117	115

23.2.10. Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the quarter ended June 30, 2010 and June 30, 2009 are set out below:

Particulars	Quarter ended June 30,
	2010	2009
The 1998 Plan :
Options outstanding, beginning of period	2,42,264	9,16,759
Less: Exercised	40,149	1,24,362
Forfeited	2,000	39,760
Options outstanding, end of period	2,00,115	7,52,637
The 1999 Plan :
Options outstanding, beginning of period	2,04,464	9,25,806
Less: Exercised	35,760	1,04,772
Forfeited	7,575	17,950
Options outstanding, end of period	1,61,129	8,03,084

The weighted average share price of options exercised under the 1998 Plan during the quarter ended June 30, 2010 and June 30, 2009 was Rs. 2,714 and Rs. 1,615 respectively. The weighted average share price of options exercised under the 1999 Plan during the quarter ended June 30, 2010 and June 30, 2009 was Rs. 2,656 and Rs. 1,664 respectively.

The following tables summarize information about the 1998 and 1999 share options outstanding as at June 30, 2010 and March 31, 2010 :

Range of exercise prices per share (Rs.)	As at June 30, 2010
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	1,40,345	0.73	571
701-1,400	59,770	1.17	798
	2,00,115	0.86	639
The 1999 Plan:
300-700	1,10,131	0.86	436
1,401-2,500	50,998	1.18	2,121
	1,61,129	0.96	969

Range of exercise prices per share (Rs.)	As at March 31, 2010
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	1,74,404	0.94	551
701-1,400	67,860	1.27	773
	2,42,264	1.03	613
The 1999 Plan:
300-700	1,52,171	0.91	439
1,401-2,500	52,293	1.44	2,121
	2,04,464	1.05	869

The aggregate options considered for dilution are set out in note 23.2.19

23.2.11.Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. For Fiscal 2008 and 2009, the company had calculated its tax liability under Minimum Alternate Tax (MAT). The MAT credit can be carried forward and set off against the future tax payable. In fiscal 2010, the Company calculated its tax liability under normal provisions of the Income Tax Act and utilised the brought forward MAT Credit.

As at June 30, 2010, the company has provided for branch profit tax of Rs. 232 crore for its overseas branches, as the company estimates that these branch profits would be distributed in the foreseeable future.

23.2.12.Cash and bank balances

The details of balances as on Balance Sheet dates with non-scheduled banks are as follows:

in Rs. crore
Balances with non-scheduled banks	As at
	June 30, 2010	March 31, 2010
In current accounts
ABN Amro Bank, Taiwan	1	2
Bank of America, USA	262	644
Citibank NA, Australia	33	24
Citibank N.A, New Zealand	4	–
Citibank NA, Singapore	–	–
Citibank NA, Thailand	1	1
Citibank NA, Japan	3	2
Deutsche Bank, Belgium	11	18
Deutsche Bank, Germany	13	12
Deutsche Bank, Moscow (U.S.dollar account)	1	1
Deutsche Bank, Netherlands	2	7
Deutsche Bank, France	3	1
Deutsche Bank, Switzerland	1	10
Deutsche Bank, Switzerland (U.S Dollar account)	–	1
Deutsche Bank, Singapore	7	1
Deutsche Bank, UK	34	29
Deutsche Bank, Spain	3	2
HSBC Bank, UK	2	1
Royal Bank of Canada, Canada	7	20
The Bank of Tokyo - Mitsubishi UFJ Ltd., Japan	2	–
	390	776

The details of balances as on Balance Sheet dates with scheduled banks are as follows:

in Rs. crore
Balances with scheduled banks in India	As at
	June 30, 2010	March 31, 2010
In current accounts
Citibank-Unclaimed dividend account	–	–
Deustche Bank	46	12
Deustche Bank-EEFC (Euro account)	10	3
Deustche Bank-EEFC (Swiss Franc account)	2	–
Deustche Bank-EEFC (U.S. dollar account)	10	8
HDFC Bank - Unclaimed dividend account	1	1
ICICI Bank	18	121
ICICI Bank-EEFC (U.S. dollar account)	3	7
ICICI bank-Unclaimed dividend account	2	1
	92	153

in Rs. crore
Balances with scheduled banks in India	As at
	June 30, 2010	March 31, 2010
In deposit accounts
Allahabad Bank	202	100
Andhra Bank	99	99
Bank of Baroda	825	299
Bank of India	1,197	881
Bank of Maharashtra	500	500
Barclays Bank	–	100
Canara Bank	1,031	958
Central Bank of India	398	100
Corporation Bank	276	276
DBS Bank	49	49
HDFC Bank	483	–
HSBC Bank	–	483
ICICI Bank	1,500	1,370
IDBI Bank	900	900
ING Vysya Bank	24	25
Indian Overseas Bank	500	131
Jammu and Kashmir Bank	10	10
Kotak Mahindra Bank	25	25
Oriental Bank of commerce	353	100
Punjab National Bank	994	994
State Bank of Hyderabad	200	200
State Bank of India	79	126
State Bank of Mysore	496	496
Syndicate Bank	458	458
The Bank of Nova Scotia	–	–
Union Bank of India	314	93
Vijaya Bank	95	95
	11,008	8,868
Total cash and bank balances as per balance sheet	11,490	9,797

Maximum balance with non-scheduled banks during the period	Quarter ended June 30,
	2010	2009
In current accounts
ABN Amro Bank, Taiwan	1	4
Bank of America, USA	710	634
Citibank NA, Australia	142	115
Citibank NA, New Zealand	7	–
Citibank NA, Singapore	–	45
Citibank NA, Japan	15	17
Citibank NA, Thailand	1	1
Deutsche Bank, Belgium	23	34
Deutsche Bank, Germany	17	16
Deutsche Bank, Netherlands	19	15
Deutsche Bank, France	6	6
Deutsche Bank, Moscow (U.S. dollar account)	1	–
Deutsche Bank, Spain	3	2
Deutsche Bank, Singapore	18	–
Deutsche Bank, Switzerland	10	14
Deutsche Bank, Switzerland (U.S. dollar account)	7	14
Deutsche Bank, UK	110	183
HSBC Bank, UK	2	8
Morgan Stanley Bank, USA	1	2
Nordbanken, Sweden	2	–
Royal Bank of Canada, Canada	47	22
Standard Chartered Bank, UAE	3	–
Svenska Handelsbanken, Sweden	2	2
The Bank of Tokyo - Mitsubishi UFJ Ltd., Japan	7	2

23.2.13.Loans and advances

Deposits with financial institutions:

in Rs. crore
Particulars	As at
	June 30, 2010	March 31, 2010
HDFC Limited	1,500	1,500
Life Insurance Corporation of India (LIC)	431	281
	1,931	1,781

The maximum balance (including accrued interest) held as deposits with financial institutions is as follows:

in Rs. crore
Particulars	Quarter ended June 30,
	2010	2009
Deposits with financial institutions:
HDFC Limited*	1,500	1,317
Life Insurance Corporation of India	431	253
* Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business. (refer to note 23.2.23.b.)

23.2.14. Fixed assets

Profit / (loss) on disposal of fixed assets during the quarter ended June 30, 2010 and June 30, 2009 is less than Rs. 1 crore and accordingly disclosed under note 23.3.

Depreciation charged to the profit and loss account includes a charge relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
Particulars	Quarter ended June 30,
	2010	2009
Depreciation charged during the period/year	7	25

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land - leasehold' under 'Fixed assets' in the financial statements. Additionally, certain land has been purchased for which though the company has possession certificate, the sale deeds are yet to be executed as at June 30, 2010.

23.2.15.Details of Investments

in Rs. crore
Particulars	As at
	June 30, 2010	March 31, 2010
Long- term investments
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 equity shares at Rs. 8,052 each, fully paid, par value Rs. 10 each	2	2
	6	6
Less: Provision for investment	2	2
	4	4

The details of liquid mutual fund units as at June 30, 2010 is as follows:

Particulars	Number of units	Amount (in Rs. Crore)
Kotak Floater Long Term Plan - Weekly Dividend	7,84,91,643	79
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend Payout	28,44,929	30
	8,13,36,572	109

At cost		80
At fair value		29
		109

The details of liquid mutual fund units as at March 31, 2010 is as follows:

Particulars	Number of units	Amount (in Rs. Crore)

Tata Floater Fund - Weekly Dividend	27,28,06,768	275
Kotak Floater Long Term Plan - Weekly Dividend	20,93,66,402	211
Reliance Medium Term Fund - Weekly Dividend Plan D	13,68,30,703	234
Birla Sunlife Savings Fund - Institutional - Weekly Dividend Payout	26,71,60,366	267
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend Payout	2,93,92,648	310
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Weekly Dividend	38,95,22,783	390
UTI Treasury Advantage Fund - Institutional Weekly Dividend Plan - Payout	38,86,168	389
HDFC Floating Rate Income Fund - Short Term Plan - Dividend Weekly	12,03,96,040	122
DWS Ultra Short Term Fund - Institutional Weekly Dividend	3,96,85,983	40
SBI - SHF - Ultra Short Term Fund - Institutional Plan - Weekly Dividend Payout	3,47,73,535	35
Franklin Templeton India Ultra Short Bond Fund Super Institutional Plan - Weekly Dividend Payout	1,09,36,513	11
DSP Blackrock Floating Rate Fund - Institutional - Weekly Dividend	99,866	10
Religare Ultra Short Term Fund - Institutional Weekly Dividend	2,25,53,650	23
	153,74,11,425	2,317

At cost		1,413
At fair value		904
		2,317

The balances held in Certificates of deposit as at June 30, 2010 is as follows:

Particulars	Face Value Rs./-	Units	Amount (in Rs. Crore)
Punjab National Bank	1,00,000	50,000	480
Bank of Baroda	1,00,000	27,500	265
HDFC Bank	1,00,000	25,000	236
Corporation Bank	1,00,000	20,000	189
Canara Bank	1,00,000	15,000	143
Andhra Bank	1,00,000	15,000	146
Oriental Bank of Commerce	1,00,000	10,000	96
HDFC	1,00,000	25,000	239
		1,87,500	1,794

The balances held in Certificates of deposit as at March 31, 2010 is as follows:

Particulars	Face Value Rs./-	Units	Amount (in Rs. Crore)
Punjab National Bank	1,00,000	50,000	480
Bank of Baroda	1,00,000	27,500	265
HDFC Bank	1,00,000	25,000	236
Corporation Bank	1,00,000	20,000	189
Jammu and Kashmir Bank	1,00,000	1,000	10
		1,23,500	1,180

The details of investments in and disposal of securities during the quarter ended June 30, 2010 and June 30, 2009 are as follows:

in Rs. crore
Particulars	Quarter ended June 30,
	2010	2009
Investment in securities
Subsidiary- Infosys Consulting	-	50
Certificates of deposit	624	-
Liquid mutual fund units	1,013	1,891
	1,637	1,941
Redemption / disposal of investment in securities
Certificates of deposit	10	-
Liquid mutual fund units	3,221	739
	3,231	739
Net movement in investments	(1,594)	1,202

The details of investment purchased and sold during the quarter ended June 30, 2010 is as follows:

Name of the fund	Face Value Rs./-	Units	Cost (in Rs. Crore)
Birla Sun Life Cash Plus - Instl. Prem. - Daily Dividend - Reinvestment	10	17,46,98,810	175
Birla Sunlife Savings Fund - Institutional - Weekly Dividend Payout	10	9,19,03,006	92
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	100	45,51,346	48
ICICI Prudential Liquid Super Institutional Plan - Div - Daily	100	3,57,95,952	358
IDFC Money Manager Fund - Investment Plan - Inst Plan B - Weekly Div	10	4,29,06,464	43
Kotak Floater Long Term - Weekly Dividend	10	8,02,56,534	81
Reliance Medium Term Fund - Weekly Dividend Plan	10	2,16,35,163	37
Birla Sun Life Short Term Fund - Institutional Fortnightly Dividend - Payout	10	6,85,47,384	70

The details of investments purchased and sold during the quarter ended June 30, 2009 is as follows:

Name of the fund	Face Value Rs./-	Units	Cost (in Rs. Crore)
Birla Sunlife Short Term Fund - Institutional - Fortnightly Dividend	10	75,972,511.15	77
DSP Blackrock Strategic Bond Fund - Institutional Plan - Monthly Dividend	1,000	490,829.78	50
DBS Chola Freedom Income - Short Term Fund - Weekly Dividend	10	45,767,238.42	48
HDFC Floating Rate Income Fund - Short Term	10	54,233,678.13	55
ICICI Prudential Floating Rate Plan - D - Weekly Dividend	10	120,914,969.84	121
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C Weekly Dividend	10	197,785,672.33	198
Reliance Medium Term Fund - Weekly Dividend Plan - D	10	2,924,746.28	5
UTI Treasury Advantage Fund - Institutional Weekly Dividend Payout	1,000	1,851,457.99	185

23.2.16.Segment reporting

The Company's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments.Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the significant accounting policies.

Industry segments at the Company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment.Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably.The Company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and directly charged against total income.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client.North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended June 30, 2010 and June 30, 2009:

in Rs. crore
Particulars	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	2,130	1,063	775	788	1,002	5,758
	1,724	995	821	715	849	5,104
Identifiable operating expenses	967	492	385	385	466	2,695
	728	444	321	294	345	2,132
Allocated expenses	445	222	162	164	208	1,201
	405	234	193	168	199	1,199
Segmental operating income	718	349	228	239	328	1,862
	591	317	307	253	305	1,773
Unallocable expenses						180
						201
Operating income						1,682
						1,572
Other income, net						237
						265
Net profit before taxes						1,919
						1,837
Income taxes						488
						373
Net profit						1,431
						1,464

Geographic Segments

Quarter ended June 30, 2010 and June 30, 2009:

in Rs. crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	3,926	1,128	105	599	5,758
	3,359	1,205	49	491	5,104
Identifiable operating expenses	1,805	523	52	315	2,695
	1,398	474	18	242	2,132
Allocated expenses	819	235	22	125	1,201
	789	283	12	115	1,199
Segmental operating income	1,302	370	31	159	1,862
	1,172	448	19	134	1,773
Unallocable expenses					180
					201
Operating income					1,682
					1,572
Other income, net					237
					265
Net profit before taxes					1,919
					1,837
Income taxes					488
					373
Net profit after taxes					1,431
					1,464

23.2.17.Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date.As at June 30, 2010 the company has provided for doubtful debts of Rs. 26 crore (Rs. 21 crore as at March 31, 2010) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.18.Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS.For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended June 30,
		2010	2009
Final dividend for fiscal 2010	10,68,22,614	160	–
Final dividend for fiscal 2009	10,73,97,313	–	145

23.2.19.Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Quarter ended June 30,
	2010	2009
Number of shares considered as basic weighted average shares outstanding	57,38,69,667	57,29,48,830
Add: Effect of dilutive issues of shares/stock options	2,96,504	7,02,845
Number of shares considered as weighted average shares and potential shares outstanding	57,41,66,171	57,36,51,675

23.2.20. Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :

in Rs. crore
Particulars	Quarter ended June 30,
	2010	2009
Balance at the beginning	73	75
Provision recognized/(reversed)	2	(2)
Provision utilised	–	–
Exchange difference during the period	–	2
Balance at the end	75	75

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

23.2.21.Gratuity Plan

The following table sets out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in Rs. crore
Particulars	As at
	June 30, 2010	March 31, 2010	March 31, 2009	March 31, 2008	March 31, 2007
Obligations at period beginning	308	256	217	221	180
Transfer of obligation	–	(2)	–	–	–
Service cost	20	72	47	47	44
Interest cost	5	19	15	16	14
Actuarial (gain)/ loss	1	(4)	–	(9)	–
Benefits paid	(14)	(33)	(23)	(21)	(17)
Amendment in benefit plans	–	–	–	(37)	–
Obligations at period end	320	308	256	217	221
Defined benefit obligation liability as at the balance sheet date is fully funded by the Company
Change in plan assets
Plans assets at period beginning, at fair value	310	256	229	221	167
Expected return on plan assets	7	24	16	18	16
Actuarial gain/ (loss)	1	1	5	2	3
Contributions	70	62	29	9	52
Benefits paid	(14)	(33)	(23)	(21)	(17)
Plans assets at period end, at fair value	374	310	256	229	221
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the period	374	310	256	229	221
Present value of the defined benefit obligations at the end of the period	320	308	256	217	221
Asset recognized in the balance sheet	54	2	–	12	–
Assumptions
Interest rate	7.55%	7.82%	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	9.36%	9.00%	7.01%	7.92%	7.99%
Weighted expected rate of salary increase	7.27%	7.27%	5.10%	5.10%	5.10%

Net gratuity cost for the quarter ended June 30, 2010 and June 30, 2009 comprises of the following components:

in Rs. crore
Particulars	Quarter ended June 30,
	2010	2009
Gratuity cost for the period
Service cost	20	17
Interest cost	5	4
Expected return on plan assets	(7)	(6)
Actuarial (gain)/loss	–	(1)
Plan amendment amortization	(1)	(1)
Net gratuity cost	17	13
Actual return on plan assets	8	6

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the previous year, a reimbursement obligation of Rs. 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited.

As at June 30, 2010 and March 31, 2010, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees.The unamortized liability as at June 30, 2010 and March 31, 2010 amounted to Rs. 25 crore and Rs. 26 crore, respectively and disclosed under 'Current Liabilities'.

The company expects to contribute approximately Rs. Nil crore to the gratuity trust during the reminder of fiscal 2011.

23.2.22.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the final guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The company contributed Rs. 43 crore towards Provident Fund during the quarter ended June 30, 2010. (Rs. 36 crore during the quarter ended June 30, 2009).

23.2.22.b Superannuation

The company contributed Rs. 14 crore to the Superannuation Trust during the quarter ended June 30, 2010. (Rs. 13 crore during the quarter ended June 30, 2009).

23.2.23 Cashflow statement

23.2.23.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 3 crore as at June 30, 2010 (Rs. 2 crore as at March 31, 2010) set aside for payment of dividends.

23.2.23.b Restricted deposits

Deposits with financial institutions as at June 30, 2010 include Rs. 431 crore (Rs. 281 crore as at March 31, 2010 and Rs. 253 crore as at June 30, 2009) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

23.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given as follows :

Balance Sheet Items

in Rs. crore
Schedule	Description	As at
		June 30, 2010	March 31, 2010
3	Fixed assets
	Lease hold
	Addition during the period	0.02	–
	Vehicles
	Addition during the period	0.31	0.04
	Deletion during the period from depreciation	0.22	0.04
4	Investments
	Investment in Infosys Sweden	0.06	–
23.2.7	Related party transactions
	Debtors
	Infosys BPO s.r.o.	0.07	0.04
	Infosys BPO (Poland)	0.12	–
	Infosys Thailand	–	0.04
	Infosys Consulting India	0.11	–
	Infosys Sweden	–	0.08
	Creditors
	Infosys BPO s.r.o.	0.12	0.16
	Infosys BPO (Poland)	0.03	–
	Infosys Thailand	–	0.02
23.2.12	Balances with scheduled banks
	Citi Bank - Unclaimed dividend account	0.44	0.49
	HDFC Bank - Unclaimed dividend account	–	1.00
	Deutsche Bank - EEFC account in Swiss Franc	–	0.33
	State Bank of India	0.05	0.04
	Bank of Baroda	0.02	0.02
	Balances with non-scheduled banks
	ABN Amro Bank, Copenhagen, Denmark	–	0.21
	Citibank N.A, New Zealand	–	0.26
	Deutsche Bank, Moscow	–	0.34
	Deutsche Bank, Zurich, Switzerland	–	9.72
	Deutsche Bank, Zurich, Switzerland (U.S. dollar account)	0.01	1.40
	Deutsche Bank, Spain	–	1.47
	Bank of Baroda, Mauritius	–	0.06
	Standard Chartered Bank, UAE	–	0.09
	The Bank of Tokyo–Mitsubishi UFJ, Ltd., Japan	–	0.16
23.2.12	Maximum Balances with non-scheduled banks
	ABN Amro Bank, Taiwan	0.14	–
	ABN Amro Bank, Denmark	–	0.34
	Citibank N.A, Thailand	0.02	–
	Deutsche Bank Russia	–	0.37
	Nordbanken, Sweden	–	0.48
	Deutsche Bank, Russia (U.S. dollar account)	0.21	0.21

Profit & Loss Items

in Rs. crore
Schedule	Description	Quarter ended June 30,
		2010	2009
Profit & Loss	Provision for Investment	0.39	–
	Additional dividend	0.08	–
	Additional dividend tax	0.01	–
12	Selling and Marketing expenses
	Visa charges and others	0.42	0.30
	Printing & Stationery	0.34	0.38
	Office maintenance	0.03	0.05
	Computer maintenance	–	0.02
	Sales Promotion expenses	0.01	0.08
	Staff welfare	0.49	0.36
	Consumables	0.01	0.01
	Advertisements	(0.05)	0.03
	Communication expenses	0.18	0.24
13	General and Administrative expenses
	Provision for doubtful loans and advances	0.11	0.10
	Overseas group health insurance	0.23	0.19
	Visa charges and others	0.35	0.09
	Auditor’s remuneration :
	Statutory audit fees	0.20	0.17
	Certification charges	0.02	0.01
	Out-of-pocket expenses	0.01	0.01
	Freight charges	0.20	0.17
	Bank charges and commission	0.28	0.39
	Miscellaneous expenses	0.04	0.01
23.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.11	0.10
	Sales promotion expenses	0.01	–
	Auditor’s remuneration
	Statutory audit fees	0.20	0.17
	Certification Charges	0.01	0.01
	Out-of-pocket expenses	0.01	0.01
	Freight charges	0.20	0.17
	Bank charges and commission	0.28	0.39
	Miscellaneous expenses	0.04	0.01
23.2.7	Related party transactions
	Revenue transactions
	Purchase of services - Infosys BPO s.r.o.	0.11	–
	Sale of services - Infosys China	1.77	0.20
23.2.14	Profit on disposal of fixed assets, included in miscellaneous income	0.09	0.06

Cash Flow Statement Items

in Rs. crore
Schedule	Description	Quarter ended June 30,
		2010	2009
Cash flow	Profit / (loss) on sale of fixed assets	0.09	0.06
statement	Proceeds on disposal of fixed assets	0.10	0.09

23.4 Transactions with key management personnel

Key management personnel comprisedirectors and members of executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the quarter endedJune 30, 2010 and June 30, 2009 are as follows:

in Rs. crore
Name	Salary	Contributionsto provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman
Nandan M. Nilekani*	–	–	–	–
	0.08	0.02	0.14	0.24
Chief Executive Officer and Managing Director
S. Gopalakrishnan	0.08	0.02	0.19	0.29
	0.08	0.02	0.16	0.26
Chief Operating Officer and Director
S. D. Shibulal	0.08	0.02	0.18	0.28
	0.08	0.02	0.13	0.23
Whole-time Directors
K. Dinesh	0.08	0.02	0.19	0.29
	0.08	0.02	0.16	0.26

T. V. Mohandas Pai	0.09	0.02	1.04	1.15
	0.09	0.02	1.26	1.37

Srinath Batni	0.09	0.02	0.84	0.95
	0.09	0.01	1.09	1.19
Executive Council Members
Chief Financial Officer
V. Balakrishnan	0.08	0.02	1.51	1.61
	0.07	0.02	0.53	0.62

Ashok Vemuri	0.51	–	1.08	1.59
	0.53	–	0.60	1.13

Chandra Shekar Kakal	0.07	0.02	1.58	1.67
	0.07	0.01	0.46	0.54

B.G. Srinivas	0.41	–	1.05	1.46
	0.45	–	0.48	0.93

Subhash B. Dhar	0.06	0.02	1.20	1.28
	0.06	0.01	0.39	0.46
 * Effective July 9, 2009, Nandan M Nilekani has relinquished the positions of Co-Chairman, Member of the Board and employee of Infosys.

Particulars of remuneration and other benefits of non-executive/ independent directors for the quarter ended June 30, 2010 and June 30, 2009 are as follows:

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.15	–	0.01	0.16
	0.16	–	–	0.16

Prof.Marti G. Subrahmanyam	0.18	–	0.10	0.28
	0.17	–	0.07	0.24

Dr.Omkar Goswami	0.13	–	0.01	0.14
	0.14	–	0.01	0.15

Claude Smadja	0.06	–	0.09	0.15
	0.16	–	0.05	0.21

Rama Bijapurkar *	0.01	–	–	0.01
	0.13	–	0.01	0.14

Sridar A. Iyengar	0.16	–	0.11	0.27
	0.16	–	0.05	0.21

David L. Boyles	0.15	–	0.09	0.24
	0.16	–	0.03	0.19

Prof. Jeffrey S. Lehman	0.16	–	0.01	0.17
	0.16	–	0.13	0.29

K.V.Kamath**	0.13	–	–	0.13
	0.11	–	–	0.11
Non-executive director
N. R. Narayana Murthy ***	0.15	–	–	0.15
	0.15	–	–	0.15
*     Resigned from the board effective April 13, 2010
**   Joined the board effective May 02, 2009
***  Non-executive chairman of the board and chief mentor.

Auditors’ Report on Quarterly Financial Results and Year to Date Financial Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Technologies Limited

We have audited the quarterly financial results of Infosys Technologies Limited (‘the Company’) for the quarter ended 30 June 2010 and the year to date financial results for the period from 1 April 2010 to 30 June 2010, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public  Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been audited by us. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, prescribed by the Companies (Accounting Standards) Rules, 2006 as per section 211 (3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 June 2010 as well as the year to date results for the period from 1 April 2010 to 30 June 2010.

(iii)
Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm registration number:101248W

Natrajan Ramkrishna
Partner
Membership number:32815

Bangalore
13 July 2010